

Karl Seck, CEO
November, 2018

Why Are We Doing This?

Climate Change!
- **It's REAL!**
- **Biofuels for transportation GHG mitigation.**
  - **Renewable electrification for passenger vehicles.**
  - **Jet fuel, diesel, and marine will rely on biofuels.**
- **Drives value.**

US Energy Security
- Shale gas and oil have changed this equation.
- US is still net importer of oil for transportation fuels.

Rural Redevelopment
- Agricultural areas.
- Pulp and Paper mill towns





Source: climate.nasa.gov

Cellulosic Biofuel Technology

Liquid Phase Catalytic (LPC):

- **Low volumes with liquid phase**
- **Fast reactions and low residence times (hours)**
- *Low temperature / pressure compared to HTL*
- *Converts raw biomass*
  - *Larger particle size*
  - *High moisture*

REACH

Other Types

Thermochemical Conversion:
- Vapor phase process
- Gasification and pyrolysis
- Large equipment needed to handle vapor volumes

Biochemical Conversion:
- Fermentation to alcohols
- Requires sugars as feedstock
- Very long residence time (days)

Liquid phase:
smaller equipment



\+

Catalytic:
faster process,
smaller equipment



=

Lower Capital Costs





MERCURIUS BIOREFINING
RE
RENEWABLE
A
ACID-HYDROLYSIS
C
CONDENSATION
H
HYDROTREATING
Securing our fuel supplies by
Turning Biomass into Jet Fuel
R E A C H
TECHNOLOGY

REACH Technology

Low-temperature
Low-pressure
Enzyme-free

RE — **Renewable**

A — **Acid-hydrolysis**

Biomass
↓
Non-sugar intermediates

CMF ↓ → other bio-products

C — **Condensation**

Molecule formation: Can customize carbon chain length for desired product

↓

H — **Hydrotreating**

Deoxygenation: Final drop-in hydrocarbon fuel



MERCURIUS BIOREFINING

REACH Block Flow



Feed
Acid-
hydrolysis
CMF
Condensation
Feed Prep
Formic Acid
LA
xF
Condensation
Reaction Unit
Hydrotreat
Unit
Diesel
Jet Fuel
H2
Furfural
FDCA Unit
FDCA
Lignin
Char

Distributed Model: Local Processing | Central Processing

Technology Development Advantages

 Hydrolysis similar to pulp & paper technologies

 Condensation Hydrotreating similar to petroleum refining

 Scalable, proven methodologies

 Quicker ramp-up to full capacity

 Independent of genetic research



Primary Fuel Products

Drop-in Hydrocarbon Jet Fuel



Drop-in Hydrocarbon Diesel Fuel



Cost Structure (Corn Stover)

CapEx:

$ **3–5**

/annual gal capacity

For example, a 15 mil gal plant at $4/annual gal capacity would cost $60 million

OpEx:

$ **1.06**

/gal **excluding** capital charges

$ **1.62**

/gal **including** capital charges



TEA Compared to Other Technologies

REACH
estimate
Stochastic Techno-economic Evaluation of Cellulosic Biofuel Pathways,
by: Xin Zhao, Purdue University
$ / GGE
5.50
4.50
3.50
2.50
1.50
0.50
-0.50
HTG & FTS
LTG & FTS
FPH
HTL
IHG & AAS
DHG & AAS
EH
MTG
Operating cost
Feedstock cost
Capital cost
Co-product credit
Breakeven price

Pathways	Abbreviations
High temperature gasification & Fischer–Tropsch synthesis	*HTG & FTS*
Low temperature gasification & Fischer–Tropsch synthesis	*LTG & FTS*
Fast pyrolysis & hydroprocessing	*FPH*
Hydrothermal liquefaction	*HTL*
Indirectly-heated gasification & acetic acid synthesis	*IHG & AAS*
Directly-heated gasification & acetic acid synthesis	*DHG & AAS*
Enzymatic hydrolysis & fermentation	*EH*
Gasification & methanol-to-gasoline	*MTG*
REACH - Liquid Phase Catalytic	REACH

Cost Breakdown

Base Case

$ **50**
/dry ton feed

1.06
$/gal



Sensitivity

$ **80**
/dry ton feed

1.46
$/gal



Economics Good at Lower Crude Prices



Operating Profit Sensitivity to Crude Price

Current Calculation:	
	$/gal
RIN Adj.	1.60
LCFS	0.90
total	2.50

Mercurius REACH – R&D Completed

University of California, Davis
- CMF and FDCA technology.

University of North Dakota, EERC
- Condensation reactions and hydrotreating.

Purdue University
- CMF production @ 1L scale, fuel testing, condensation reactions.

Commonwealth Scientific and Industrial Research Organization (CSIRO)
- R&D = CMF production, condensation reactions

University of Maine
- Process engineering, hydrotreating, condensation reactions, pilot plant located at TRC.

Michigan State University Bioeconomy Institute (MSUBI)
- CMF production scale-up (400L) and condensation products analysis.

Queensland University of Technology (QUT).
- CMF production, feed prep, condensation reactions, hydrotreating.

Southern Oil Refining (SOR)
- Hydrotreating and fuel testing.



QUT Optimization

Queensland University of Technology (QUT).
- CMF production, feed prep, condensation reactions, hydrotreating.

Southern Oil Refining (SOR)
- Hydrotreating and fuel testing.







Pilot Project

Seeking State support

- Rural economic development
- Drop-in biofuels
- High performance bioproducts

Project partners:

- Queensland University of Technology (QUT)
    - Chemistry and engineering support
    - Pilot plant site in Mackay Qld
- Southern Oil Refining (SOR), Gladstone Qld
    - Hydrotreating pilot facilities
    - Fuel testing lab





Pilot Details

Located at existing QUT pilot facility

- Designed for fermentation
- Limited modifications for REACH
- On-site of Mackay Sugar Mill

Modifications for REACH

- Acid hydrolysis step and intermediates
- Acid clean-up and recycle
- Solvent recycle
- Condensation and Hydrotreating at SOR facility

Feedstock – bagasse, hardwood, rice straw…





Valuable Chemicals & By-products

Levulinic Acid (LA)

- Plasticizers
- Solvents
- Polymers

Formic Acid

- Food safe fumigant/ animal feed supplement
- Environmentally friendly de-icer
- Fuel cell feed

Furfural

- Solvent for extraction processes
- Resin manufacturing

Lignin

- Solid Fuel
- Fertilizer / Soil Enhancer
- Hydrogen Production
- High Value Products
- Liquid fuels





Looking Ahead > >

Fatty Acids

- Nutraceuticals
- Specialty chemicals

Lignin Products

- Unique-properties based products
- Jet fuel and diesel

Cyclic Ethers

- High cetane diesel additive
- Specialty chemicals

Polymers

- 2,5-Furandicarboxylic acid (FDCA) for PEF
- Succinic acid (SA) for BDO to PBT and PBS
- From biomass not sugar



FDCA for PEF

PEF Advantages over PET **=** **Better Beer Bottle!**

- Superior Barrier Performance
  - ✓ O2 10x better
  - ✓ H2O 2x better
  - ✓ CO2 4x better
- Thermal Stability
  - ✓ 12C higher than PET
- Mechanical Properties
  - ✓ 1.6x better (tensile modulus)

- Renewable
- Reduced product degradation
- Lighter for lower transport costs



Key Partners in REACH Development

CSIRO (Australia)
process optimization research

Purdue University
scientific/engineering/aviation expertise

UMaine
continuous flow optimization, engineering

QUT
chemistry, engineering, pilot plant operations



UC Davis
hydrolysis technology & IP

Pacific Northwest National Laboratory
past hydrotreating & catalyst development

Haldor Topsoe
catalyst / hydrotreating technology


MB
MERCURIUS BIOREFINING

Value Proposition

 Low cost – Capex and Opex

 Feedstock flexibility:
- Larger-sized, high-moisture feedstock ok
- No inhibitor issues

 Distributed model-capable

 Fuel products with increasing demand

 ~90% reduction in GHG

 High value co-products

 Co-processing options

 Patented process



Management Team



K.S.

M.V.

K.B.

Karl Seck

President & CEO

Karl has nearly 30 years experience as a process engineer in the petroleum industry. He has a Bachelor of Science in Chemical Engineering from the University of Kansas.



Michael Vevera

Chief Financial Officer

Michael has started-up and run successful companies in Japan and Australia. He has a degree in International Finance from Oregon State and a Masters in International Marketing from University of Technology, Sydney.



Knud Balslev

VP of Business Development

Knud has 25+ years of international business development experience. He has a BSC in Electronics from the Danish Technical University.

MB MERCURIUS BIOREFINING

Advisors



Mark Mascal
Professor of Chemistry, University of California–Davis
Mark received his PhD from the University of London, Imperial College and was a Postdoctoral Fellow at the University of Strasbourg, France.

Pete Kitzman
Sr. Manager: Risk Management & Procurement, The Kellogg Company
Pete has over 30 years of experience in risk management, strategic project management, biofuel co-product dev. & agriculture production. He has a BS in Agriculture from Iowa State University



Clayton Wheeler
Assistant Professor of Chemical & Biological Engineering, University of Maine.
Clay received his BS, MS and PhD degrees from the University of Texas at Austin.



Funding Needs

Series A
2018

Seeking $0.5-$1.5 million
of equity funding to use as matching funds along side the grants and tax credits of ~$0.8 million to complete the Pilot Plant Project

Series B
2019-20

Seeking $3-5 million
of equity funding to use along with $5 million of grants to build the 20 MTPD Demonstration Plant





Karl Seck
karl@mercuriusbiorefining.com